Medical Facilities Corporation
File Number 82-34942

August 22, 2006	News Release
September 20, 2006	News Release

042608/00001 TORDOCS 36139[redacted]

File Number 82-34942

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Medical Facilities Corporation announces August distribution

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO, Aug. 22 /CNW/ - Medical Facilities Corporation (TSX:DR.UN) (the "Company") announced today that a cash payment of Cdn$0.0917 per Income Participating Security will be payable on September 15, 2006 to holders of record of Income Participating Securities at the close of business on August 31, 2006.

Each of the Company's Income Participating Securities is comprised of one common share and Cdn$5.90 aggregate principal amount of 12.5% subordinated notes. The total payment of Cdn$0.0917 reflects a cash dividend of Cdn$0.0302 per common share and an interest payment of Cdn$0.0615 per Cdn$5.90 aggregate principal amount of 12.5% subordinated notes each for the month of August. The ex-dividend date for this distribution will be August 29, 2006.

Medical Facilities Corporation owns controlling interests in four surgical hospitals, three located in South Dakota and one in Oklahoma. The four hospitals perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities. The Corporation is structured so that a majority of its free cash flows from operations are distributed to holders of its IPS with a portion of such distributions being interest payments on the subordinated debt component.

This news release may be interpreted to contain forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those described in the forward-looking statements. The Corporation does not assume responsibility for the accuracy and completeness of those forward-looking statements and does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, telephone: (local) (416) 848-7380, (outside of Toronto) 1-877-402-7162/
(DR.UN.)

CO: Medical Facilities Corporation

CNW 16:26e 22-AUG-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Medical Facilities Corporation announces September distribution

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO, Sept. 20 /CNW/ - Medical Facilities Corporation (TSX:DR.UN) (the "Company") announced today that a cash payment of Cdn$0.0917 per Income Participating Security will be payable on October 16, 2006 to holders of record of Income Participating Securities at the close of business on September 29, 2006.

Each of the Company's Income Participating Securities is comprised of one common share and Cdn$5.90 aggregate principal amount of 12.5% subordinated notes. The total payment of Cdn$0.0917 reflects a cash dividend of Cdn$0.0302 per common share and an interest payment of Cdn$0.0615 per Cdn$5.90 aggregate principal amount of 12.5% subordinated notes each for the month of September. The ex-dividend date for this distribution will be September 27, 2006.

Medical Facilities Corporation owns controlling interests in four surgical hospitals, three located in South Dakota and one in Oklahoma. The four hospitals perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities. The Corporation is structured so that a majority of its free cash flows from operations are distributed to holders of its IPS with a portion of such distributions being interest payments on the subordinated debt component.

This news release may be interpreted to contain forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those described in the forward-looking statements. The Corporation does not assume responsibility for the accuracy and completeness of those forward-looking statements and does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, telephone: (local) (416) 848-7380, (outside of Toronto) 1-877-402-7162/
(DR.UN.)

CO: Medical Facilities Corporation

CNW 16:23e 20-SEP-06